Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$104,300,000.00	$11,160.10	(1)

(1)	The filing fee of $11,160.10 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $897,051.41 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $11,160.10 is offset against the registration fee due for this offering and of which $885,891.31 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 2006-MTNDD039, DATED NOVEMBER 22, 2006

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

MEDIUM-TERM NOTES, SERIES D

ELKS®

Equity LinKed Securities

CITIGROUP FUNDING INC.

10,430,000 9.5% PER ANNUM ELKS® BASED UPON

The Common Stock of Archer-Daniels-Midland Company

Due December 6, 2007

$10.00 per ELKS

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The ELKS will pay a total coupon of $0.9711 in cash. The total coupon is composed of interest in the amount of $0.5242 and an option premium in the amount of $0.4469, and is payable in part on June 6, 2007 and in part on December 6, 2007.

■	The ELKS are not principal-protected. At maturity you could receive ADM common stock with a value less than your initial investment in the ELKS.

■	You will receive at maturity for each ELKS either (1) 0.29351 shares of ADM common stock, if the trading price of ADM common stock at any time after the date of this pricing supplement up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to approximately 80% of the initial share price, or (2) $10 in cash.

■	The ELKS have been approved for listing on the American Stock Exchange under the symbol “EAM.”

Investing in the ELKS involves a number of risks. See “ Risk Factors Relating to the ELKS” beginning on page PS-6.

The ELKS represent obligations of Citigroup Funding Inc. only. Archer-Daniels-Midland Company is not involved in any way in this offering and has no obligations relating to the ELKS or to holders of the ELKS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ELKS or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ELKS	Total
Public Offering Price	$10.000	$104,300,000
Agent’s Discount	$0.225	$2,346,750
Proceeds to Citigroup Funding Inc.	$9.775	$101,953,250

The agent expects to deliver the ELKS to purchasers on or about November 28, 2006.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the ELKS?

The ELKS return an amount at maturity that will depend on whether the trading price of Archer-Daniels-Midland Company (“ADM”) common stock on any trading day after the date of this pricing supplement to and including the third trading day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to $27.26, or approximately 80% of the initial share price. If the trading price of ADM common stock at any time after the pricing date up to and including the third trading day before maturity is less than or equal to $27.26 (approximately 80% of the initial share price), then the amount you receive at maturity will be directly linked to the price of ADM common stock at maturity and will be less than or equal to the amount of your initial investment except in the circumstances described in the next sentence. You will not in any case benefit from any increase in the price of ADM common stock or receive an amount at maturity greater than your investment (without taking into consideration any coupon payments on the ELKS) unless (1) the trading price of ADM common stock at any time after the pricing date up to and including the third trading day before maturity is less than or equal to $27.26 (approximately 80% of the initial share price) and (2) at maturity the price of ADM common stock is greater than the initial share price of $34.07.

The ELKS mature on December 6, 2007 and do not provide for earlier redemption by you. The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding Inc. and any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the ELKS at maturity is not guaranteed.

Each ELKS represents a principal amount of $10. You may transfer the ELKS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the ELKS in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the ELKS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the ELKS through the accounts that these systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the ELKS?

A coupon of $0.4961 will be paid in cash on June 6, 2007 and a coupon of $0.4750 will be paid in cash on December 6, 2007. The June 6, 2007 coupon will be composed of $0.2678 of interest, at a rate of          approximately 5.1288% per annum, and a partial payment of an option premium in the amount of $0.2283. The December 6, 2007 coupon will be composed of $0.2564 of interest, at a rate of approximately 5.1288% per annum, and a partial payment of an option premium in the amount of $0.2186.

What Will I Receive at Maturity of the ELKS?

At maturity, you will receive for each ELKS you hold either:

•	a number of shares of ADM common stock equal to the exchange ratio, if the trading price of ADM common stock at any time after the date of this pricing supplement up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to $27.26 (approximately 80% of the initial share price) (any fractional share will be paid in cash), or

•	$10 in cash.

As a result, if the trading price of ADM common stock on any trading day after the date of this pricing supplement up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to approximately 80% of the initial share price, the value of the shares of ADM common stock you receive at maturity for each ELKS may be less than the price paid for each ELKS, and could be zero. You will not in any case receive shares at maturity with a value of more than $10 unless (1) the trading price of ADM common stock on any trading day after the date of this pricing supplement up to and including the third trading day before maturity is less than or equal to approximately 80% of the initial share price and (2) at maturity the price of ADM common stock is greater than the initial share price.

The initial share price equals $34.07, the price per share of ADM common stock at the market close on the date of this pricing supplement.

The exchange ratio equals 0.29351, $10 divided by the initial share price.

A market disruption event means the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise), or the unavailability, through a recognized system of public dissemination of transaction information, of accurate price, volume or related information in respect of (1) the shares of ADM common stock, or (2) any options contracts or futures contracts relating to the shares of ADM common stock, or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material.

A trading day means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a market disruption event) on the New York Stock Exchange, the American Stock Exchange, Nasdaq, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States, or in the case of a security traded on one or more non-U.S. securities exchanges or markets on the principal non-U.S. securities exchange or market for such security.

The trading price of ADM common stock or any other capital stock (as described in the section “Description of the ELKS — Dilution Adjustments” in this pricing supplement) on any date of determination will be (1) if the common stock or capital stock is listed on a national securities exchange on that date of determination, any reported sale price, regular way, of the principal trading session on that date on the principal national securities exchange on which the common stock or capital stock is listed or admitted to trading, and (2) if the common stock or capital stock is not listed on a national securities exchange on that date of determination, or if the reported sale price on such exchange is not obtainable (even if the common stock or capital stock is listed or admitted to trading on such exchange), any reported sale price of the principal trading session on the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the trading price by the calculation agent in the event of a market disruption event may be deferred by the calculation agent for up to five consecutive trading days on which a market disruption event is occurring, but not past the third trading day prior to maturity. If no reported sale price of the principal trading session is available pursuant to clauses (1) or (2) above or if there is a market disruption event, the trading price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the common stock or capital stock obtained from as many dealers in such stock (which may include Citigroup Global Markets Inc. or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service.

Where Can I Find Examples of Hypothetical Amounts Payable at Maturity?

For a table setting forth hypothetical amounts you could receive at maturity, see “Description of the ELKS — What You Could Receive at Maturity — Hypothetical Examples” in this pricing supplement.

How Has ADM Common Stock Performed Historically?

We have provided a graph showing the daily closing price of ADM common stock, as reported on the New York Stock Exchange from January 2, 2001 to November 22, 2006 and a table showing the high and low sale prices for ADM common stock and the dividends paid on such stock for each quarter since the first quarter of 2001. You can find this graph and table in the section “Historical Data on the Common Stock of Archer-Daniels-Midland Company” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of ADM common stock in recent years. However, past performance is not indicative of how ADM common stock will perform in the future. You should also refer to the section “Risk Factors Relating to the ELKS — You Will Have No Rights Against Archer-Daniels-Midland Company Prior to Receiving Any Shares of ADM Common Stock at Maturity” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the ELKS?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat an ELKS as a grant by you to Citigroup Funding of an option on a forward contract, pursuant to which forward contract you will purchase from Citigroup Funding ADM common stock at maturity. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your purchase obligation under the ELKS. Under this treatment, you generally will be required to include the interest payment as interest income at the time that such interest is accrued or received in accordance with your method of accounting. Under this treatment, generally you will not be required to include any option premium payment you receive in income until sale or other taxable disposition of the ELKS or retirement of the ELKS for cash. In addition, under this treatment, if you hold the ELKS until they mature (a) if the ELKS are retired for cash, you will recognize short-term capital gain equal to the entire amount of the option premium, and (b) if you receive ADM common stock upon the retirement of the ELKS, you will not be subject to tax on the receipt of ADM common stock and the option premium payments, and your tax basis in ADM common stock generally will equal the initial purchase price of your ELKS less the amount of the first and second option premium payments. Under this treatment, if you sell your ELKS for cash prior to maturity, you will generally have a short-term capital gain or loss equal to the difference between (x) the cash you receive plus the option premium payment you have previously received, if any, and (y) your adjusted tax basis in the ELKS. Due to the absence of authority as to the proper characterization of the ELKS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the ELKS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the ELKS Be Listed on a Stock Exchange?

The ELKS have been approved for listing on the American Stock Exchange under the symbol “EAM”, subject to official notice of issuance. You should be aware that the listing of the ELKS on the American Stock Exchange does not guarantee that a liquid trading market will be available for the ELKS.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliate, Citigroup Global Markets?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the ELKS and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell ELKS to create a secondary market for holders of the ELKS, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the ELKS. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the ELKS.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the ELKS through one or more of our affiliates. This hedging activity will likely involve trading in ADM common stock or in other instruments, such as options, swaps or futures, based upon ADM common stock. This hedging activity could affect the market price of ADM common stock and therefore the market value of the ELKS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your ELKS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the ELKS declines. You should refer to “Risk Factors Relating to the ELKS — The Price at Which You Will Be Able to Sell Your ELKS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the ELKS?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the ELKS, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the ELKS or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the ELKS or (B) its acquisition and holding of the ELKS is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the ELKS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of ELKS by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the ELKS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the ELKS” in this pricing supplement.

RISK FACTORS RELATING TO THE ELKS

Because the terms of the ELKS differ from those of conventional debt securities in that the amount you receive at maturity will be based on the trading price of ADM common stock at any time after the pricing date up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day), an investment in the ELKS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of ADM common stock, and other events that are difficult to predict and beyond our control.

Your Investment in the ELKS May Result in a Loss if the Trading Price of ADM Common Stock Declines

The amount you receive at maturity will depend on the trading price of ADM common stock at any time after date of this pricing supplement up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day). As a result, the amount you receive at maturity may be less than the amount you paid for your ELKS, except to the extent of the coupon payable on the ELKS. If at any time after the date of this pricing supplement up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day) the trading price of ADM common stock is less than or equal to $27.26 (approximately 80% of the initial share price) and at maturity the price of ADM common stock is less than the initial share price, the value of the shares of ADM common stock you receive at maturity for each ELKS will be less than the price paid for each ELKS, and could be zero, in which case your investment in the ELKS will result in a loss, again except to the extent of the coupon payable on the ELKS. This will be true even if the trading price of any shares of ADM common stock you receive at maturity exceeds the initial share price at one or more times during the life of the ELKS but is less than or equal to approximately 80% of the initial share price at any time after the pricing date up to and including the third trading day before maturity and the trading price of ADM common stock at maturity is less than the initial share price.

The Amount You Receive on the ELKS at Maturity Will Not Exceed Their Stated Principal Amount, Except in Limited Circumstances

Even though you will be subject to the risk of a decline in the price of ADM common stock, you will not participate in any appreciation in the price of ADM common stock and your return on the ELKS will be limited to the coupon payable on the ELKS unless (1) the trading price of ADM common stock at any time after the date of this pricing supplement up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to approximately 80% of the initial share price and (2) at maturity, the price of ADM common stock is greater than the initial share price. If the trading price of ADM common stock is not less than or equal to approximately 80% of the initial share price at any time after the date of this pricing supplement up to and including the third trading day before maturity and the trading price of ADM common stock at maturity is significantly greater than the initial share price of $34.07, your return on the ELKS may be less than your return on a similar security that was directly linked to ADM common stock and allowed you to participate more fully in the appreciation of the price of ADM common stock or on a direct investment in ADM common stock.

The Yield on the ELKS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The total coupon payable on the ELKS is $0.9711 in cash. As a result, if the trading price of ADM common stock is less than or equal to approximately 80% of the initial share price at any time after the date of this pricing supplement up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day), and the trading price of ADM common stock at maturity is less than approximately $32.53 (resulting in your receiving a total amount at maturity that is less than the principal amount of your ELKS), the effective yield on the ELKS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your ELKS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your ELKS in the secondary market will be affected by the supply of and demand for the ELKS, the value of ADM common stock and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the ELKS of a change in a specific factor, assuming all other conditions remain constant.

ADM Common Stock Price.    We expect that the market value of the ELKS will depend substantially on the amount, if any, by which the price of ADM common stock changes from the initial share price of $34.07. However, changes in the price of ADM common stock may not always be reflected, in full or in part, in the market value of the ELKS. If you choose to sell your ELKS when the price of ADM common stock exceeds the initial share price, you may receive substantially less than the amount that would be payable at maturity based on that price because of expectations that the price of ADM common stock will continue to fluctuate between that time and the time when the amount you will receive at maturity is determined. In addition, significant increases in the value of ADM common stock are not likely to be reflected in the trading price of the ELKS because the amount you can receive at maturity for each ELKS is generally limited to $10. If you choose to sell your ELKS when the price of ADM common stock is below the initial share price, you may receive less than the amount you originally invested.

The value of ADM common stock will be influenced by Archer-Daniels-Midland’s results of operations and by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the market segment of which Archer-Daniels-Midland is a part. Citigroup Funding’s hedging activities in ADM common stock, the issuance of securities similar to the ELKS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of ADM common stock.

Volatility of ADM Common Stock.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of ADM common stock changes during the term of the ELKS, the market value of the ELKS may decrease.

Events Involving Archer-Daniels-Midland Company.    General economic conditions and earnings results of Archer-Daniels-Midland and real or anticipated changes in those conditions or results may affect the market value of the ELKS. In addition, if the dividend yield on ADM common stock increases, we expect that the value of the ELKS may decrease because the value of any shares or cash you will receive at maturity will not reflect the value of such dividend payments.

Interest Rates.    We expect that the market value of the ELKS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the ELKS may decrease, and if U.S. interest rates decrease, the market value of the ELKS may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the ELKS may trade at a value above or below that which would be expected based on the level of interest rates and the value of ADM common stock the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of ADM common stock during the period prior to the maturity of the ELKS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the ELKS.

Hedging Activities.    Hedging activities in ADM common stock by us or one or more of our affiliates will likely involve trading in ADM common stock or in other instruments, such as options or swaps, based upon ADM common stock. This hedging activity could affect the market price of ADM common stock and therefore the market value of the ELKS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the ELKS declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the ELKS. The ELKS are subject to the credit risk of Citigroup, the guarantor of any payments due on the ELKS.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the ELKS attributable to another factor, such as an increase in the value of ADM common stock.

The Historical Performance of ADM Common Stock Is Not an Indication of the Future Performance of ADM Common Stock

The historical performance of ADM common stock, which is included in this pricing supplement, should not be taken as an indication of the future performance of ADM common stock during the term of the ELKS. Changes in the value of ADM common stock will affect the trading price of the ELKS, but it is impossible to predict whether the value of ADM common stock will rise or fall.

You Will Have No Rights Against Archer-Daniels-Midland Company Prior to Receiving Any Shares of ADM Common Stock at Maturity

You will have no rights against Archer-Daniels-Midland prior to receiving any shares of ADM common stock at maturity, if applicable, even though:

•	you will receive shares of ADM common stock at maturity under some circumstances; and

•	the market value of the ELKS is expected to depend primarily on the price of ADM common stock.

Archer-Daniels-Midland is not in any way involved in this offering and has no obligations relating to the ELKS or to holders of the ELKS. In addition, you will have no voting rights and will receive no dividends or other distributions with respect to ADM common stock unless and until you receive shares of ADM common stock at maturity.

The Amount You Receive at Maturity May Be Reduced Under Some Circumstances if Shares of ADM Common Stock Are Diluted Because the Amount You Receive at Maturity Will Not Be Adjusted for All Events that Dilute ADM Common Stock

The amount you receive at maturity is subject to adjustment for a number of events arising from share splits and combinations, share dividends or other distributions, a number of other actions of Archer-Daniels-Midland that modify its capital structure and a number of other transactions involving Archer-Daniels-Midland, as well as for the liquidation, dissolution or winding up of Archer-Daniels-Midland. You should refer to the section “Description of the ELKS — Dilution Adjustments” in this pricing supplement. The amount you receive at maturity will not be adjusted for other events that may adversely affect the price of ADM common stock, such as offerings of common stock for cash or in connection with acquisitions. Because of the relationship of the amount you receive at maturity to the price of ADM common stock, these other events may reduce the amount you receive at maturity on the ELKS.

You May Not Be Able to Sell Your ELKS if an Active Trading Market for the ELKS Does Not Develop

There is currently no secondary market for the ELKS. Citigroup Global Markets currently intends, but is not obligated, to make a market in the ELKS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the ELKS. If the secondary market for the ELKS is limited, there may be few buyers should you choose to sell your ELKS prior to maturity and this may reduce the price you receive.

The Market Value of the ELKS May Be Affected by Purchases and Sales of ADM Common Stock or Derivative Instruments Related to ADM Common Stock by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell ADM common stock or derivative instruments relating to ADM common stock for their own accounts in connection with their normal business practices. These transactions could affect the price of ADM common stock and therefore the market value of the ELKS.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the ELKS, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

The United States Federal Income Tax Consequences of the ELKS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the ELKS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterization of the ELKS may affect the U.S. tax consequences of investing in the ELKS, including for non-U.S. investors.

DESCRIPTION OF THE ELKS

The following description of the particular terms of the ELKS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Equity Linked Securities (ELKS®) Based Upon the Common Stock of Archer-Daniels-Midland (the “ELKS”) return an amount at maturity that will depend on whether the Trading Price of ADM common stock on any Trading Day after the Pricing Date up to and including the third Trading Day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to $27.26, or approximately 80% of the Initial Share Price. If the Trading Price of ADM common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is less than or equal to $27.26 (approximately 80% of the Initial Share Price), then the value of the amount you will receive at maturity will be directly linked to the price of ADM common stock at maturity and will be less than the amount of your initial investment except in the circumstances described in the next sentence. You will not in any case benefit from any increase in the price of ADM common stock or receive an amount at maturity greater than your investment (without taking into consideration any coupon payments on the ELKS) unless (1) the Trading Price of ADM common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is less than or equal to $27.26 (approximately 80% of the Initial Share Price) and (2) at maturity the price of ADM common stock is greater than the Initial Share Price.

The ELKS are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus, any payments due on which are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of ELKS issued will be $104,300,000 (10,430,000 ELKS). The ELKS will mature on December 6, 2007, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup guarantee, any payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the ELKS at maturity is not guaranteed. The ELKS will be issued only in fully registered form and in denominations of $10 per ELKS and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the ELKS and of the senior debt indenture under which the ELKS will be issued.

Coupon

A coupon of $0.4961 will be paid in cash on June 6, 2007 and a coupon of $0.4750 will be paid in cash on December 6, 2007. The June 6, 2007 coupon will be composed of $0.2678 of interest, and a partial payment of an option premium in the amount of $0.2283. The December 6, 2007 coupon will be composed of $0.2564 of interest, and a partial payment of an option premium in the amount of $0.2186. The coupon payment will be payable to the persons in whose names the ELKS are registered at the close of business on the third Business Day preceding the coupon payment date. If the coupon payment date falls on a day that is not a Business Day, the coupon payment to be made on that coupon payment date will be made on the next succeeding Business Day with the same force and effect as if made on that coupon payment date, and no additional interest will accrue as a result of such delayed payment.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

The interest portion of the coupon will represent interest accruing at a rate of approximately 5.1288% per annum from November 28, 2006 or the most recent coupon payment date to which the interest portion of the coupon has been paid or provided for until maturity. The interest portion of the coupon will be computed on the basis of a 360-day year of twelve 30-day months.

Amount To Be Received at Maturity

The ELKS will mature on December 6, 2007. At maturity, you will receive for each ELKS you hold an amount described below.

Determination of the Amount To Be Received at Maturity

At maturity you will receive for each $10 principal amount of ELKS either:

•	a number of shares of ADM common stock equal to the Exchange Ratio, if the Trading Price of ADM common stock at any time after the Pricing Date up to and including the third Trading Day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to $27.26 (approximately 80% of the Initial Share Price), which price we refer to as the “Downside Trigger Price,” or

•	$10 in cash.

As a result, if the Trading Price of ADM common stock on any Trading Day after the Pricing Date up to and including the third Trading Day before maturity is less than or equal to the Downside Trigger Price, the value of the shares of ADM common stock you receive at maturity for each ELKS may be less than the price paid for each ELKS, and could be zero. You will not in any case receive shares at maturity with a market value of more than $10 unless (1) the Trading Price of ADM common stock on any Trading Day after the Pricing Date up to and including the third Trading Day before maturity is less than or equal to the Downside Trigger Price and (2) at maturity the Trading Price of ADM common stock is greater than the Initial Share Price.

In lieu of any fractional share that you would otherwise receive in respect of any ELKS, at maturity you will receive an amount in cash equal to the value of such fractional share. The number of full shares of ADM common stock, and any cash in lieu of a fractional share, you will receive at maturity will be calculated based on the aggregate number of ELKS you then hold.

The “Initial Share Price” equals $34.07, the price per share of ADM common stock at the market close on the Pricing Date.

The “Exchange Ratio” equals 0.29351, 10 divided by the Initial Share Price.

The “Pricing Date” means November 22, 2006, the date of this pricing supplement and the date on which the ELKS were priced for initial sale to the public.

A “Market Disruption Event” means the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, of accurate price, volume or related information in respect of (1) the shares of ADM common stock (or any other security for which a Trading Price or Closing Price must be determined) on any exchange or market, or (2) any options contracts or futures contracts relating to the shares of ADM common stock (or other relevant security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material.

A “Trading Day” means a day, as determined by the calculation agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, Nasdaq, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States.

The “Trading Price” of ADM common stock or any other capital stock (as described under “— Dilution Adjustments” below) on any date of determination will be (1) if the common stock or capital stock is listed on a national securities exchange on that date of determination, any reported sale price, regular way, of the principal trading session on that date on the principal national securities exchange on which the common stock or capital stock is listed or admitted to trading, and (2) if the common stock or capital stock is not listed on a national securities exchange on that date of determination, or if the reported sale price on such exchange is not obtainable (even if the common stock or capital stock is listed or admitted to trading on such exchange), any reported sale price of the principal trading session on the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Trading Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the third Trading Day prior to maturity. If no sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Trading Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the common stock or capital stock obtained from as many dealers in such common stock or capital stock (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service.

What You Could Receive at Maturity — Hypothetical Examples

The six examples of hypothetical amounts you could receive at maturity set forth below are based on the following assumptions:

•	Issue Price: $10.00 per ELKS

•	Coupon: 9.50% per annum, payable semi-annually ($0.95 per ELKS total)

•	Initial Share Price: $37.20 per share of ADM common stock

•	Annualized current regular dividend yield of ADM common stock: 1.04% (hypothetical dividend yield is based on expectations that the current dividend will continue to be paid at the same rate)

•	Exchange Ratio: 0.26882 shares of ADM common stock per ELKS

•	At maturity, whether investors receive shares of ADM common stock or their initial investment ($10.00 per ELKS) depends on whether ADM common stock has declined by 20% or more (to $29.76 or less) at any time (whether intra-day or at the close of trading on any day) during the term of the ELKS.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you will receive at maturity will depend on the actual Initial Share Price ($34.07), whether the price of ADM common stock declines by approximately 20% or more (to $27.26 or less) causing you to receive a fixed number of shares of ADM common stock at maturity instead of cash and the change in the price of ADM common stock from the Initial Share Price during the term of the ELKS.

Example 1: The lowest Trading Price of ADM common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $29.95 per share, which is not less than or equal to 80% of the Initial Share Price, and the closing price of ADM common stock at maturity is $29.95 per share, which is less than the Initial Share Price.

Amount received at maturity (excluding coupon payment): $10.00 per ELKS

Return on ADM common stock (excluding cash dividend payments): –19.50%

Return on ELKS (excluding coupon payment): 0.00%

Return on ADM common stock (including cash dividend payments): –18.46%

Return on ELKS (including coupon payment): 9.50%

Example 2: The lowest Trading Price of ADM common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $29.95 per share, which is not less than or equal to 80% of the Initial Share Price, and the closing price of ADM common stock at maturity is $37.20 per share, which is equal to the Initial Share Price.

Amount received at maturity (excluding coupon payment): $10.00 per ELKS

Return on ADM common stock (excluding cash dividend payments): 0.00%

Return on ELKS (excluding coupon payment): 0.00%

Return on ADM common stock (including cash dividend payments): 1.04%

Return on ELKS (including coupon payment): 9.50%

Example 3: The lowest Trading Price of ADM common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $29.95 per share, which is not less than or equal to 80% of the Initial Share Price, and the closing price of ADM common stock at maturity is $44.64 per share, which is greater than the Initial Share Price.

Amount received at maturity (excluding coupon payment): $10.00 per ELKS

Return on ADM common stock (excluding cash dividend payments): 20.00%

Return on ELKS (excluding coupon payment): 0.00%

Return on ADM common stock (including cash dividend payments): 21.04%

Return on ELKS (including coupon payment): 9.50%

Example 4: The lowest Trading Price of ADM common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $24.74 per share, which is less than or equal to 80% of the Initial Share Price, and the closing price of ADM common stock at maturity is $31.62 per share, which is less than the Initial Share Price.

Amount received at maturity (excluding coupon payment): 0.26882 shares of ADM common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $8.50.

Return on ADM common stock (excluding cash dividend payments): –15.00%

Return on ELKS (excluding coupon payment): –15.00%

Return on ADM common stock (including cash dividend payments): –13.96%

Return on ELKS (including coupon payment and the market value of ADM common stock): –5.50%

Example 5: The lowest Trading Price of ADM common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $24.74 per share, which is less than or equal to 80% of the Initial Share Price, and the closing price of ADM common stock at maturity is $37.20 per share, which is equal to the Initial Share Price.

Amount received at maturity (excluding coupon payment): 0.26882 shares of ADM common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $10.00.

Return on ADM common stock (excluding cash dividend payments): 0.00%

Return on ELKS (excluding coupon payment): 0.00%

Return on ADM common stock (including cash dividend payments): 1.04%

Return on ELKS (including coupon payment and the market value of ADM common stock): 9.50%

Example 6: The lowest Trading Price of ADM common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $24.74 per share, which is less than or equal to 80% of the Initial Share Price, and the closing price of ADM common stock at maturity is $40.92 per share, which is greater than the Initial Share Price.

Amount received at maturity (excluding coupon payment): 0.26882 shares of ADM common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $11.00.

Return on ADM common stock (excluding cash dividend payments): 10.00%

Return on ELKS (excluding coupon payment): 10.00%

Return on ADM common stock (including cash dividend payments): 11.04%

Return on ELKS (including coupon payment and the market value of ADM common stock): 19.50%

SUMMARY CHART OF HYPOTHETICAL EXAMPLES

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Hypothetical Initial Share Price (per share)	$37.20	$37.20	$37.20	$37.20	$37.20	$37.20
80% of Hypothetical Initial Share Price (per share)	$29.76	$29.76	$29.76	$29.76	$29.76	$29.76
Hypothetical Lowest Trading Price (per share)	$29.95	$29.95	$29.95	$24.74	$24.74	$24.74
Is the Hypothetical Lowest Trading Price less than or equal to 80% of the Hypothetical Initial Share Price?	No	No	No	Yes	Yes	Yes
Will 0.26882 shares (the Hypothetical Exchange Ratio) of ADM common stock be delivered at Maturity?	No	No	No	Yes	Yes	Yes
Hypothetical Closing Price at Maturity (per share)	$29.95	$37.20	$44.64	$31.62	$37.20	$40.92
Maturity Payment in cash or market value of ADM common stock (excluding coupon payment per ELKS)	$10.00	$10.00	$10.00	$8.50	$10.00	$11.00
Maturity Payment in cash or market value of ADM common stock (including coupon payment per ELKS)	$10.95	$10.95	$10.95	$9.45	$10.95	$11.95
Return on ADM common stock (excluding cash dividend payments)	-19.50%	0.00%	20.00%	-15.00	0.00%	10.00%
Return on ELKS (excluding coupon payment)	0.00%	0.00%	0.00%	-15.00	0.00%	10.00%
Return on ADM common stock (including cash dividend payments)	-18.46%	1.04%	21.04%	-13.96	1.04%	11.04%
Return on ELKS (including coupon payment)	9.50%	9.50%	9.50%	-5.50	9.50%	19.50%

Dilution Adjustments

The Exchange Ratio will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount you receive at maturity. Citigroup Global Markets, as calculation agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If Archer-Daniels-Midland, after the Pricing Date,

(1)  pays a share dividend or makes a distribution with respect to its common stock in such shares of common stock (excluding any share dividend or distribution for which the number of shares of common stock paid or distributed is based on a fixed cash equivalent value),

(2)  subdivides or splits the outstanding shares of its common stock into a greater number of shares,

(3)  combines the outstanding shares of the common stock into a smaller number of shares, or

(4)  issues by reclassification of its shares of its common stock any shares of other common stock of Archer-Daniels-Midland,

then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of shares of common stock outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of shares of other common stock of Archer-Daniels-Midland, and the denominator of which will be the number of shares of common stock outstanding immediately before the event. The Initial Share Price and the Downside Trigger Price will also be adjusted in that case in the manner described below.

If Archer-Daniels-Midland, after the Pricing Date, issues, or declares a record date in respect of an issuance of, rights or warrants to all holders of its common stock entitling them to subscribe for or purchase shares of its common stock at a price per share less than the Then-Current Market Price of the common stock, other than rights to purchase common stock pursuant to a plan for the reinvestment of dividends or interest, then, in each case, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the number of shares of common stock outstanding immediately before the adjustment is effected by reason of the issuance of such rights or warrants, plus the number of additional shares of common stock offered for subscription or purchase pursuant to the rights or warrants, and the denominator of which will be the number of shares of common stock outstanding immediately before the adjustment is effected by reason of the issuance of the rights or warrants, plus the number of additional shares of common stock which the aggregate offering price of the total number of shares of common stock offered for subscription or purchase pursuant to the rights or warrants would purchase at the Then-Current Market Price of the common stock, which will be determined by multiplying the total number of shares so offered for subscription or purchase by the exercise price of the rights or warrants and dividing the product obtained by the Then-Current Market Price. To the extent that, after the expiration of the rights or warrants, the shares of common stock offered thereby have not been delivered, the Exchange Ratio will be further adjusted to equal the Exchange Ratio which would have been in effect had the adjustment for the issuance of the rights or warrants been made upon the basis of delivery of only the number of shares of common stock actually delivered. The Initial Share Price and the Downside Trigger Price will also be adjusted in that case in the manner described below.

If Archer-Daniels-Midland, after the Pricing Date, declares or pays a dividend or makes a distribution to all holders of the common stock of any class of its capital stock, the capital stock of one or more of its subsidiaries, evidences of its indebtedness or other non-cash assets, excluding any dividends or distributions referred to in the above paragraph and excluding any issuance or distribution to all holders of its common stock, in the form of Marketable Securities, of capital stock of one or more of its subsidiaries, or issues to all holders of its common stock rights or warrants to subscribe for or purchase any of its or one or more of its subsidiaries’ securities, other than rights or warrants referred to in the above paragraph, then, in each of these cases, the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of one share of the common stock, and the denominator of which will be the Then-Current Market Price of one share of the common stock, less the fair market value as of the time the adjustment is effected of the portion of the capital shares, assets, evidences of indebtedness, rights or warrants so distributed or issued applicable to one share of the common stock. The Initial Share Price and the Downside Trigger Price will also be adjusted in that case in the manner described below. If any capital stock declared or paid as a dividend or otherwise distributed or issued to all holders of ADM common stock consists, in whole or in part, of Marketable Securities, then the fair market value of such Marketable Securities will be determined by the calculation agent by reference to the Trading Price of such capital stock. The fair market value of any other distribution or issuance referred to in this paragraph will be determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final.

Notwithstanding the foregoing, in the event that, with respect to any dividend or distribution to which the above paragraph would otherwise apply, the denominator in the fraction referred to in the above formula is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the above paragraph not be made and in lieu of this adjustment, the Trading Price of ADM common stock on any Trading Day thereafter up to and including the third Trading Day before maturity will be deemed to be equal to the fair market value of the capital stock, evidences of indebtedness, assets, rights or warrants (determined, as of the date this dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or issued applicable to one share of ADM common stock and, if the Trading Price of ADM common stock on any Trading Day thereafter, up to and including the third Trading Day before maturity, is less than or equal to the Downside Trigger Price, each holder of the ELKS will have the right to receive at maturity cash in an amount per ELKS equal to the Exchange Ratio multiplied by such fair market value.

If Archer-Daniels-Midland, after the Pricing Date, declares a record date in respect of a distribution of cash, other than any Permitted Dividends described below, any cash distributed in consideration of fractional shares of the common stock and any cash distributed in a Reorganization Event referred to below, by dividend or otherwise, to all holders of its common stock, or makes an Excess Purchase Payment, then the Exchange Ratio will be multiplied by a dilution adjustment equal to a fraction, the numerator of which will be the Then-Current Market Price of the common stock, and the denominator of which will be the Then-Current Market Price of the common stock on the record date less the amount of the distribution applicable to one share of common stock which would not be a Permitted Dividend, or, in the case of an Excess Purchase Payment, less the aggregate amount of the Excess Purchase Payment for which adjustment is being made at the time divided by the number of shares of the common stock outstanding on the record date. The Initial Share Price and the Downside Trigger Price will also be adjusted in that case in the manner described below.

For the purposes of these adjustments:

A “Permitted Dividend” is (1) any cash dividend in respect of ADM common stock, other than a cash dividend that exceeds the immediately preceding cash dividend, and then only to the extent that the per share amount of this dividend results in an annualized dividend yield on the common stock in excess of 10%, and (2) any cash dividend or distribution made in the form of a fixed cash equivalent value for which the holders of ADM common stock have the option to receive either a number of shares of its common stock or a fixed amount of cash.

An “Excess Purchase Payment” is the excess, if any, of (x) the cash and the value (as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) of all other consideration paid by Archer-Daniels-Midland with respect to one share of common stock acquired in a tender offer or exchange offer by Archer-Daniels-Midland over (y) the Then-Current Market Price of the common stock.

Notwithstanding the foregoing, in the event that, with respect to any dividend, distribution or Excess Purchase Payment to which the sixth paragraph in this section would otherwise apply, the denominator in the fraction referred to in the formula in that paragraph is less than $1.00 or is a negative number, then Citigroup Funding may, at its option, elect to have the adjustment provided by the sixth paragraph in this section not be made and in lieu of this adjustment, the Trading Price of ADM common stock on any Trading Day thereafter up to and including the third Trading Day before maturity will be deemed to be equal to the sum of the amount of cash and the fair market value of other consideration (determined, as of the date this dividend or distribution is made, by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final) so distributed or applied to the acquisition of the common stock in the tender offer or exchange offer applicable to one share of ADM common stock and, if the Trading Price of ADM common stock on any Trading Day thereafter, up to and including the third Trading Day before maturity, is less than or equal to the Downside Trigger Price, each holder of the ELKS will have the right to receive at maturity cash in an amount per ELKS equal to the Exchange Ratio multiplied by such sum.

If any adjustment is made to the Exchange Ratio as set forth above, an adjustment will also be made to the Initial Share Price and the Downside Trigger Price. The required adjustment will be made by dividing the Initial Share Price and the Downside Trigger Price by the relevant dilution adjustment.

If Archer-Daniels-Midland, after the Pricing Date, issues or makes a distribution to all holders of its common stock of the capital stock of one or more of its subsidiaries, in each case in the form of Marketable Securities, and if the Trading Price of ADM common stock at any time after the pricing date up to and including the third Trading Day before maturity (whether intra-day or at the close of trading on any day) is less than or equal to $             (the Downside Trigger Price), then, in each of these cases, each holder of the ELKS will receive at maturity for each ELKS a combination of shares of ADM common stock equal to the Exchange Ratio and a number of shares of such Archer-Daniels-Midland subsidiaries’ capital stock equal to the Exchange Ratio times the number of shares of such subsidiaries’ capital stock distributed per share of ADM common stock. Following the record date for an event described in this paragraph, the “Trading Price” will equal the Trading Price of ADM common stock, plus the Trading Price of such subsidiaries’ capital stock distributed per share of ADM common stock. In the event a distribution pursuant to this paragraph occurs, following the record date for such distribution, the adjustments described in “— Dilution Adjustments” will also apply to such subsidiaries’ capital stock if any of the events described in “— Dilution Adjustments” occurs with respect to such capital stock.

Each dilution adjustment will be effected as follows:

•	in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of ADM common stock entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by Archer-Daniels-Midland,

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction,

•	in the case of any Excess Purchase Payment for which Archer-Daniels-Midland announces, at or prior to the time it commences the relevant share repurchase, the repurchase price per share for shares proposed to be repurchased, on the date of the announcement, and

•	in the case of any other Excess Purchase Payment, on the date that the holders of the repurchased shares become entitled to payment in respect thereof.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Exchange Ratio will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by Archer-Daniels-Midland, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Exchange Ratio, the Initial Share Price and the Downside Trigger Price will be further adjusted to the Exchange Ratio, the Initial Share Price and the Downside Trigger Price which would then have been in effect had adjustment for the event not been made. If a Reorganization Event described below occurs after the occurrence of one or more events requiring an adjustment as described herein, the dilution adjustments previously applied to the Exchange Ratio will not be rescinded but will be applied to the Reorganization Event as provided for below.

The “Then-Current Market Price” of the common stock, for the purpose of applying any dilution adjustment, means the average Closing Price per share of common stock for the ten Trading Days immediately before this adjustment is effected or, in the case of an adjustment effected at the opening of business on the Business Day next following a record date, immediately before the earlier of the date the adjustment is effected and the related Ex-Date. For purposes of determining the Then-Current Market Price, the determination of the Closing Price by the calculation agent in the event of a Market Disruption Event, as described in the definition of Closing Price, may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Trading Day prior to maturity.

The “Closing Price” of ADM common stock (or any other security for which a Closing Price must be determined) on any date of determination will be (1) if the common stock or other security is listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal U.S. exchange on which the common stock or other security is listed or admitted to trading, and (2) if the common stock or other security is not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price is not obtainable (even if the common stock or other security is listed or admitted to trading on such exchange), the last quoted bid price for the common stock or other security in the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Closing Price by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the third Trading Day prior to maturity. If no closing sale price or last reported sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the calculation agent as described in the preceding sentence, will be the arithmetic mean, as determined by the calculation agent, of the bid prices of the common stock or other security obtained from as many dealers in such security (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the calculation agent. The term “OTC Bulletin Board” will include any successor to such service. If, during any period of ten Trading Days used to calculate the Then-Current Market Price, there occurs any event requiring an adjustment to be effected as described herein, then the Closing Price for each Trading Day in such period of ten Trading Days occurring prior to the day on which such adjustment is effected will be adjusted by being divided by the relevant dilution adjustment.

The “Ex-Date” relating to any dividend, distribution or issuance is the first date on which the shares of common stock trade in the regular way on their principal market without the right to receive this dividend, distribution or issuance.

In the event of any of the following “Reorganization Events”:

•	any consolidation or merger of Archer-Daniels-Midland, or any surviving entity or subsequent surviving entity of Archer-Daniels-Midland, with or into another entity, other than a merger or consolidation in which Archer-Daniels-Midland is the continuing corporation and in which the common stock outstanding immediately before the merger or consolidation are not exchanged for cash, securities or other property of Archer-Daniels-Midland or another issuer,

•	any sale, transfer, lease or conveyance to another corporation of the property of Archer-Daniels-Midland or any successor in its entirety or substantially in its entirety,

•	any statutory exchange of securities of Archer-Daniels-Midland or any successor of Archer-Daniels-Midland with another issuer, other than in connection with a merger or acquisition, or

•	any liquidation, dissolution or winding up of Archer-Daniels-Midland or any successor of Archer-Daniels-Midland,

the Trading Price of ADM common stock on any Trading Day thereafter up to and including the third Trading Day before maturity will be deemed to be equal to the Transaction Value.

The “Transaction Value” will equal the sum of:

(1)  for any cash received in a Reorganization Event, the amount of cash received per share of common stock,

(2)  for any property other than cash or Marketable Securities received in a Reorganization Event, an amount equal to the fair market value on the date the Reorganization Event is consummated of that property received per share of common stock, as determined by a nationally recognized independent investment banking firm retained for this purpose by Citigroup Funding, whose determination will be final, and

(3)  for any Marketable Securities received in a Reorganization Event, an amount equal to the Closing Price per share of common stock of these Marketable Securities on the applicable Trading Day multiplied by the number of these Marketable Securities received for each share of common stock.

“Marketable Securities” are any perpetual equity securities or debt securities with a stated maturity after the maturity date, in each case that are listed on a U.S. national securities exchange. The number of shares of any equity securities constituting Marketable Securities included in the calculation of Transaction Value pursuant to clause (3) above will be adjusted if any event occurs with respect to the Marketable Securities or the issuer of the Marketable Securities between the time of the Reorganization Event and maturity of the ELKS that would have required an adjustment as described above, had it occurred with respect to ADM common stock or Archer-Daniels-Midland. Adjustment for these subsequent events will be as nearly equivalent as practicable to the adjustments described above.

If ADM common stock has been subject to a Reorganization Event and the Trading Price of ADM common stock on any Trading Day thereafter, up to and including the third Trading Day before maturity, is less than or equal to the Downside Trigger Price, then each holder of the ELKS will have the right to receive per $10 principal amount of ELKS (i) cash in an amount equal to the Exchange Ratio multiplied by the sum of clauses (1) and (2) in the definition of “Transaction Value” above and (ii) the number of Marketable Securities received for each share of ADM common stock in the Reorganization Event multiplied by the Exchange Ratio.

Redemption at the Option of the Holder; Defeasance

The ELKS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any ELKS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the ELKS will be determined by the calculation agent and will equal, for each ELKS, the amount to be received at maturity, calculated as though the maturity of the ELKS were the date of early repayment. See “— Determination of the

Amount to be Receive at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the beneficial owner of an ELKS will not be permitted to make a claim for unmatured interest against the entity that becomes subject to a bankruptcy proceeding, and therefore, under Section 502(b)(2) of Title 11 of the United States Code, the claim of a beneficial owner of an ELKS will be capped at the cash equivalent of the amount to be received at maturity calculated as though the maturity date of the ELKS were the date of the commencement of the proceeding, plus an additional amount of coupon accrued on the principal amount of ELKS at 9.5% per annum up to the date of the commencement of the proceeding.

In case of default in payment at maturity of the ELKS, the ELKS shall bear interest, payable upon demand of the beneficial owners of the ELKS in accordance with the terms of the ELKS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the ELKS and will also hold the global security representing the ELKS as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the ELKS.

Calculation Agent

The calculation agent for the ELKS will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the ELKS. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the ELKS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the ELKS. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

ARCHER-DANIELS-MIDLAND COMPANY

According to publicly available documents, Archer-Daniels-Midland is principally engaged in procuring, transporting, storing, processing and merchandising agricultural commodities and products. Archer-Daniels-Midland is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Archer-Daniels-Midland files reports (including its Annual Report on Form 10-K for the yearly period ended June 30, 2006) and other information with the SEC. Archer-Daniels-Midland’s registration statements, reports and other information are available to the public from the SEC’s website at http://www.sec.gov, or may be inspected and copied at offices of the SEC at the locations listed in the section “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus.

Neither Citigroup Funding nor Citigroup has participated in the preparation of Archer-Daniels-Midland’s publicly available documents and has not made any due diligence investigation or inquiry of Archer-Daniels-Midland in connection with the offering of the ELKS. We make no representation that the publicly available information about Archer-Daniels-Midland is accurate or complete.

The ELKS represent obligations of Citigroup Funding only. Archer-Daniels-Midland is not involved in any way in this offering and has no obligation relating to the ELKS or to holders of the ELKS.

HISTORICAL DATA ON THE COMMON STOCK OF ARCHER-DANIELS-MIDLAND COMPANY

The common stock of Archer-Daniels-Midland is listed on the New York Stock Exchange under the symbol “ADM.” The following table sets forth, for each of the quarterly periods indicated, the high and the low sales prices for the ADM common stock, as reported on the New York Stock Exchange, as well as the cash dividends paid per share of ADM common stock.

According to Archer-Daniels-Midland’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006, as of July 31, 2006, there were 655,717,116 shares of common stock outstanding.

	High	Low	Dividend
2001
Quarter
First	15.2286	11.9524	0.0476
Second	13.5238	10.2381	0.0476
Third	14.1000	11.6000	0.0476
Fourth	15.8000	11.8000	0.0500
2002
Quarter
First	14.8500	12.9500	0.0500
Second	14.6700	12.4700	0.0500
Third	12.8900	10.0000	0.0600
Fourth	14.4500	11.9500	0.0600
2003
Quarter
First	12.9400	10.5000	0.0600
Second	13.1700	10.6800	0.0600
Third	14.1400	11.9500	0.0600
Fourth	15.2400	13.1100	0.0600

	High	Low	Dividend
2004
Quarter
First	17.8300	14.9000	0.0750
Second	17.9500	15.8200	0.0750
Third	17.0000	14.9500	0.0750
Fourth	22.5500	16.7200	0.0750
2005
Quarter
First	25.3700	21.3500	0.0850
Second	25.3000	17.5000	0.0850
Third	24.7500	19.7500	0.0850
Fourth	25.5500	23.0000	0.0850
2006
Quarter
First	35.5000	24.0500	0.1000
Second	46.7100	34.6000	0.1000
Third	45.0500	36.4400	0.1000
Fourth (through November 22)	40.0000	33.3700	0.1000	*

*	On November 2, 2006, Archer-Daniels-Midland Company declared a cash dividend of $0.1000 per share of ADM common stock payable on December 18, 2006.

The closing price of ADM common stock on November 22, 2006 was $34.07.

Holders of ELKS will not be entitled to any rights with respect to ADM common stock (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) prior to receiving shares of ADM common stock at maturity, if applicable.

The following graph sets forth the daily closing price of ADM common stock, as reported on the New York Stock Exchange, from January 2, 2001 to November 22, 2006. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing prices of ADM common stock are not indicative of future ADM common stock closing prices. This graph does not reflect intra-day pricing.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to a holder or a beneficial owner of the ELKS that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the ELKS (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the ELKS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the Pricing Date, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the ELKS and who will hold the ELKS and, if applicable, ADM common stock as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the ELKS as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the ELKS and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE ELKS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE ELKS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing an ELKS, Citigroup Funding and each holder agree to treat an ELKS for U.S. federal income tax purposes as a grant by the holder to Citigroup Funding of an option on a forward contract, pursuant to which forward contract each holder will purchase from Citigroup Funding ADM common stock, and under which option (a) at the time of issuance of the ELKS the holder deposits irrevocably with Citigroup Funding a fixed amount of cash to assure the fulfillment of the holder’s purchase obligation described in clause (d) below, (b) until maturity Citigroup Funding will be obligated to pay interest to the holder, as compensation for the use of such cash deposit during the term of the ELKS, (c) Citigroup Funding will be obligated to pay an option premium to the holder in consideration for granting the option, which premium will be payable in two parts (as part of the coupon payments), (d) if pursuant to the terms of the ELKS at maturity the holder is obligated to purchase ADM common stock, then such cash deposit less a portion thereof equal to the option premium payments unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s purchase obligation under the ELKS, and the holder will receive the number of shares of ADM common stock that the holder is entitled to receive at that time pursuant to the terms of the ELKS, and (e) if pursuant to the terms of the ELKS at maturity the holder is not obligated to purchase ADM common stock, Citigroup Funding will return such cash deposit to the holder at maturity. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the ELKS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) Under the above, agreed-to characterization of the ELKS, (i) amounts paid to Citigroup Funding in respect of the original issue of an ELKS will be treated as allocable in their entirety to the amount of the cash deposit attributable to such ELKS, (ii) amounts denominated as interest will be characterized as interest payable on the amount of such deposit, includible in the income of a U.S. Holder as interest in the manner described below, and (iii) amounts denominated as option premium payment will be characterized as option premium, includible in the income of a U.S. Holder in the manner described below. As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the ELKS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Taxation of Interest Payments.    Under the characterization of the ELKS, agreed to above, the interest payments will be included in the income of a U.S. Holder as interest at the time that such interest is accrued or received in accordance with such U.S. Holder’s method of accounting.

Taxation of Option Premium Payments.    Under the characterization of the ELKS, agreed to above, the option premium payments will not be included in the income of a U.S. Holder until sale or other taxable disposition of the ELKS or retirement of the ELKS for cash. Accordingly, the first option premium payment generally will not be included in the income of a U.S. Holder at the time it is received. Upon the sale or other taxable disposition of the ELKS or at maturity, as the case may be, the option premium payments will be treated in the manner described below.

Taxation of Retirement of an ELKS for Cash.    Under the characterization of the ELKS, agreed to above, if at maturity Citigroup Funding pays the ELKS holder in cash, and pays the second interest payment and the option premium payment, then a U.S. Holder (i) would include the second interest payment in income as interest in the manner described above and (ii) would recognize short-term capital gain or loss equal to the difference between (x) all cash received during the term of the ELKS (including the entire amount of option premium, which amount is equal to the sum of the first and second option premium payments) other than the interest payment, and (y) its cash deposit.

Taxation of Other Retirement of an ELKS.    Under the characterization of the ELKS, agreed to above, if at maturity under the terms of an ELKS the U.S. Holder receives the appropriate number of shares of ADM common stock pursuant to the U.S. Holder’s purchase obligation under the ELKS and Citigroup Funding pays the second interest payment and the second option premium payment, then such U.S. Holder (i) will include the interest payment in income as interest in the manner described above, (ii) will recognize no gain or loss on the purchase of ADM common stock by application of the cash deposit, less the portion thereof equal to the entire amount of the first and second option premium payments, and (iii) will recognize no gain or loss on the entire amount of the first and second option premium payments. The U.S. Holder will have a tax basis in such ADM common stock equal to the U.S. Holder’s original cost for the ELKS in exchange for which such U.S. Holder received such ADM common stock less (x) an amount equal to the entire amount of the first and second option premium payments and less (y) the portion of the tax basis of the ELKS allocable to any fractional share, as described in the next sentence. A U.S. Holder will recognize gain or loss (which may be treated as short-term capital gain or loss) with respect to cash received in lieu of fractional shares, in an amount equal to the difference between the cash received and the portion of the basis of the ELKS allocable to fractional shares (based on the relative number of fractional shares and full shares delivered to the U.S. Holder). A U.S. Holder’s holding period for ADM common stock received will begin on the day following the receipt of such ADM common stock.

If, as a result of one or more dilution adjustments, at maturity the U.S. Holder receives any combination of cash and Marketable Securities, pursuant to the U.S. Holder’s purchase obligation under the ELKS, although not free from doubt, the U.S. Holder should allocate its cash deposit (less the entire amount of the option premium payments) pro rata to the cash and Marketable Securities received. Under this treatment, the U.S. Holder generally would be taxed as described in the preceding paragraph, except that the U.S. Holder’s basis in any Marketable Securities received would equal the pro rata portion of its deposit (less the entire amount of the first and second option premium payments) allocated thereto and the U.S. Holder would recognize short-term capital gain or loss equal to the difference between the cash received and the amount allocated thereto.

Taxation of Sale or other Taxable Disposition of an ELKS prior to maturity.    Under the characterization of the ELKS agreed to above, upon the sale or other taxable disposition of an ELKS, a U.S. Holder generally will recognize short-term capital gain or loss equal to the difference between (x) an amount equal to the amount realized on the sale or other taxable disposition (to the extent such amount is not attributable to accrued but unpaid interest, which will be taxed as such) plus the amount of option premium previously paid to such U.S.

Holder, if any, and (y) such U.S. Holder’s adjusted tax basis in the ELKS. A U.S. Holder’s adjusted tax basis in an ELKS generally will equal such U.S. Holder’s cost for that ELKS.

Possible Alternative Characterizations.    Due to the absence of authority as to the proper characterization of the ELKS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above. In particular, because a holder will be entitled to cash in an amount (or, in certain limited cases, shares of ADM common stock with a trading value) equal to or greater than the amount of the initial purchase price paid for the ELKS unless (i) the Trading Price of ADM common stock is less than or equal to approximately 80% of its Initial Share Price at any time after the Pricing Date up to and including the third Trading Day before maturity and (ii) at maturity the Trading Price of ADM common stock is less than the Initial Share Price, the IRS could seek to analyze the federal income tax consequences of owning ELKS under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The ELKS offer no assurance that a holder’s investment will be returned to the holder at maturity and at maturity a holder may receive shares of ADM common stock and provide economic returns that are indexed to the performance of ADM common stock if the Trading Price of ADM common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is less than or equal to approximately 80% of the Initial Share Price. Further, based on the historical performance of ADM common stock, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the ELKS for U.S. federal income tax purposes, not as debt instruments, but as a grant of an option by the holders in respect of which holders have deposited a fixed amount of cash with Citigroup Funding, on which interest is payable at a fixed rate. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the ELKS, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of 5.1945% (the “comparable yield” which will equal the interest paid on the ELKS), regardless of the U.S. Holder’s method of tax accounting, (ii) a U.S. Holder generally would recognize ordinary income or loss (as the case may be, under the rules summarized above) on the receipt of shares of ADM common stock, rather than capital gain or loss on the ultimate sale of such shares, and (iii) gain or loss realized by a U.S. Holder on the sale or other taxable disposition of an ELKS (including as a result of amounts received at maturity) generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as short-term capital gain or loss.

Even if the Contingent Payment Regulations do not apply to the ELKS, it is possible that the IRS could seek to characterize the ELKS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the ELKS, it is possible, for example, that the IRS could maintain that amounts denominated as option premium (i) should be includible in the U.S. Holder’s income as interest in the manner described above regarding the interest payments, or (ii) should be included in a U.S. Holder’s income even in a case where the U.S. Holder receives shares of ADM common stock upon the retirement of the ELKS. Such treatment might arise, for example, if the IRS were successfully to maintain that amounts denominated as option premium (i) should be characterized for federal income tax purposes as interest, or (ii) should be treated as a return on the U.S. Holder’s investment in the ELKS that constitutes income.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the ELKS other than Non-U.S. Holders that hold more than 5% in value of either the outstanding ELKS or the outstanding ADM common stock at any time throughout their entire holding period for the ELKS. The term “Non-U.S. Holder” means a beneficial owner of an ELKS that is a non-resident alien individual or a foreign corporation.

The interest payments received by a Non-U.S. Holder with respect to the ELKS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the ELKS by a Non-U.S. Holder (including capital gain arising from the option premium) will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Estate Tax

In the case of a holder of an ELKS that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of an ELKS should note that, absent an applicable treaty benefit, the ELKS may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the ELKS.

Backup Withholding and Information Reporting

A U.S. Holder of an ELKS may be subject to information reporting and to backup withholding on certain amounts paid to the U.S. Holder unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding will be allowed as a credit against such U.S. Holder’s federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the ELKS.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $104,300,000 principal amount of ELKS (10,430,000 ELKS), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets proposes to offer some of the ELKS directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the ELKS to certain dealers at the public offering price less a concession not to exceed $0.20 per ELKS. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per ELKS on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets, acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $0.20 per ELKS for the ELKS they sell. If all of the ELKS are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The ELKS have been approved for listing on the American Stock Exchange under the symbol “EAM,” subject to official notice of issue.

In order to hedge its obligations under the ELKS, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the ELKS — The Market Value of the ELKS May Be Affected by Purchases and Sales of ADM common stock or Derivative Instruments Related to ADM common stock by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the ELKS, either directly or indirectly.

ERISA MATTERS

Each purchaser of the ELKS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the ELKS through and including the date of disposition of such ELKS that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the ELKS or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the ELKS or (B) its acquisition and holding of the ELKS is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and accompanying prospectus and prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

	Page
Pricing Supplement
Summary Information — Q&A	PS -	2
Risk Factors Relating to the ELKS	PS -	6
Description of the ELKS	PS -	10
Archer-Daniels-Midland Company	PS -	21
Historical Data on the Common Stock of Archer-Daniels-Midland Company	PS -	21
Certain United States Federal Income Tax Considerations	PS -	23
Plan of Distribution	PS -	27
ERISA Matters	PS -	27

Prospectus Supplement
Risk Factors	S -	3
Important Currency Information	S -	6
Description of the Notes	S -	7
Certain United States Federal Income Tax Considerations	S -	33
Plan of Distribution	S -	40
ERISA Matters	S -	41

Prospectus
Prospectus Summary		1
Ratio of Income to Fixed Charges and Ratio of Income to Combined Fixed Charges Including Preferred Stock Dividends		4
Forward-Looking Statements		6
Citigroup Inc.		6
Citigroup Funding Inc.		6
Use of Proceeds and Hedging		7
European Monetary Union		8
Description of Debt Securities		8
Description of Index Warrants		21
Description of Debt Security and Index Warrant Units		24
Limitations on Issuances in Bearer Form		25
Plan of Distribution		26
ERISA Matters		29
Legal Matters		29
Experts		29

Citigroup Funding Inc.

Medium-Term Notes, Series D

10,430,000

9.5% per Annum Equity LinKed Securities (ELKS®)

Based Upon the Common Stock of

Archer-Daniels-Midland Company

Due December 6, 2007

($10 Principal Amount per ELKS)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

November 22, 2006

(Including Prospectus Supplement

Dated April 13, 2006 and

Prospectus Dated March 10, 2006)